January 12, 2021

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, NE

Washington, DC 20549

Re:	Gaucho Group Holdings, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed December 8, 2020
File No. 333-233586

Dear Sir or Madam:

Gaucho Group Holdings, Inc. (the “Company” or “we”) received your correspondence dated January 4, 2021 containing comments to the Company’s amended registration statement on Form S-1 as submitted to the Securities and Exchange Commission (the “Commission”) on December 8, 2020 (the “S-1”). This letter responds to your comments in your January 4, 2021 letter and this letter and the latest amendment to the S-1 are being filed on EDGAR concurrently. We have repeated your comments in italics and then provided our response below each comment.

Amendment No. 6 to Registration Statement on Form S-1

General

Comment No. 1: We note the revised disclosure that if a reverse stock split occurs it may take place within a range from one-for-two to one-for-twenty-five. We also note your dilution and other disclosure assume a 15:1 ratio. Please explain when and how the Board of Directors will determine which ratio to use if a reverse stock split takes place. Will you file a pre-effective amendment reflecting such changes? It is unclear how the share price will be affected depending on the ratio chosen. As requested in comment 1 in our February 11, 2020 comment letter, please revise to clarify the extent to which potential investors will be able to check the actual post-split market price before confirming purchases in this offering.

Response:

Once the Commission has notified the Company that it does not have any additional comments, the Company plans to file a pre-effective amendment to the S-1 which will include the final reverse stock split ratio (based on the price that the underwriters and the Company agree to, which we expect will be approximately $6.00 as noted below), provided that the final reverse stock split ratio is other than the assumed 15:1 ratio in the current S-1 amendment. To comply with Nasdaq rules, on the fourth trading day following the filing of the pre-effective amendment, the Company will concurrently effect the reverse stock split, price the offering, uplist to the Nasdaq Capital Market, file a registration statement on Form 8-A, and request that the Commission declare the pre-effective amendment effective prior to closing on that fourth trading day. Following the effectiveness of the S-1, we would then file the final prospectus prior to closing of the offering. Because the reverse stock split will occur concurrently with the reverse stock split, potential investors will not be able to check the actual post-split market price before confirming purchases in the offering. We have revised our disclosure in the S-1 to reflect this plan.

Comment No. 2: We also note revised disclosure that the offering price per unit may decrease due to market conditions. Please revise and advise us how the offering price could change given that you are not conducting an at-the-market offering.

Response: We anticipate that the offering price per unit will be $6.00, subject to change based on such factors as the closing bid price of the common stock on the trading day immediately prior to filing the pre-effective amendment with the final stock split ratio; our history, capital structure and our business prospects; the industry in which we operate; our past and present operating results; the previous experience of our executive officers; and the general condition of the securities markets at the time of the offering. Accordingly, we have revised our disclosure on pages i, 6, 29, 86, and 93 of the S-1. In addition, the determination of our offering price will affect the final ratio of the reverse stock split as determined by the Company’s Board of Directors as required to achieve the Nasdaq listing standards.

gaucho group holdings, Inc. group (otcqb:vino)

8 UNION SQUARE SOUTH, suite 2a, New York, NY 10003

(main) 212.739.7700 (fax) 212.655.0140 | www.gauchoholdings.com

Capitalization, page 32

Comment No. 3: Please tell us why no debt has been reflected in the capitalization table.

Response: We have revised the capitalization table on page 32 of the S-1 to include our convertible debt existing as of September 30, 2020.

Dilution, page 33

Comment No. 4: Please consider disclosing in columnar numerical format how actual and adjusted net tangible book value per share were calculated for purposes of the dilution table, or tell us why you believe such information would not be useful.

Response:

We have revised the table on page 33 of the S-1 to include the as adjusted net tangible book value per share as of September 30, 2020, the increase and pro forma net tangible book value per share as of September 30, 2020, and the increase and pro forma net tangible book value per share as adjusted as of September 30, 2020 after giving effect to the offering, following the columns in the capitalization table.

Additionally, below are the calculations supporting the calculation of “Actual net tangible book deficit per share”, “As adjusted net tangible book deficit per share”, “Pro forma net tangible book value per share” and “Pro forma as adjusted net tangible book value per share after the offering.”

Actual net tangible deficit per share as of September 30, 2020
Total Assets	$6,882,950
Less: Total Liabilities	(7,370,082)

Net Tangible Book Value	$(487,132)
Common Stock outstanding as of September 30, 2020	67,924,358

Actual net tangible deficit per share as of September 30, 2020	$(0.01)

As adjusted net tangible deficit per share as of September 30, 2020
Total Assets	$6,882,950
Less: Total Liabilities	(7,370,082)

Net Tangible Book Value	$(487,132)
Common Stock outstanding as adjusted as of September 30, 2020	5,129,012

As adjusted net tangible deficit per share as of September 30, 2020	$(0.09)

Pro forma net tangible book value per share as of September 30, 2020
Total Assets	$7,462,950
Less: Total Liabilities	(7,370,082)
Net Tangible Book Value	$92,868

Common Stock outstanding as adjusted as of September 30, 2020	5,129,012
Additional Common Stock	979,445
Total pro forma common stock outstanding	6,108,457
Pro forma net tangible book value per share as of September 30, 2020	$0.02

Pro forma as adjusted net tangible book value per share after this offering
Total Assets	$7,462,950
Less: Total Liabilities	(7,370,082)
Offering Proceeds Less Offering Expenses	6,896,046
Net Tangible Book Value	$6,988,914

Common Stock outstanding pro forma as of September 30, 2020	6,108,457
Shares Offered	1,333,333

Total pro forma as adjusted common stock outstanding	7,441,790

Pro forma as adjusted net tangible book value per share after this offering	$0.94

Business

Algodon Wine Estates, page 59

Comment No. 5: Please explain how you achieved 41% occupancy for the nine months ended September 30, 2020 when it appears that the resort was closed for the majority of the reporting period due to COVID-19 restrictions.

Response: An error was made in the table on page 59 of the S-1. We have corrected this table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations as of the nine months ended September 30, 2020 and 2019, page 39

Comment No. 6: Please explain why you have recognized $8,560 real estate sales for the nine months ended September 30, 2019, but $0 for the year ended December 31, 2019.

Response: The Company inadvertently reported proceeds related to a future real estate sale of $8,560 in the third quarter of 2019 prior to the transfer of the deed. The Company adjusted this immaterial inadvertent error in the fourth quarter of 2019.

Notes to Condensed Consolidated Financial Statements, page F-9

Comment No. 7: Please describe the terms of the $282,140 advances to employees carried on your balance sheet.

Response: The employee advances were made in connection with commissions earned on sales of real estate lots. The commissions relate to lots that are either under contract to be sold or have been sold but not yet deedable. We have previously deeded a total of 14 lots and we anticipate deeding an additional 5 lots through the second quarter of 2021 and do not anticipate any difficulties deeding the remaining 12 lots under contract in 2021.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

Respectfully submitted,

Gaucho Group Holdings, Inc.

/s/ Scott L. Mathis
By:	Scott L. Mathis
President & CEO

cc:	Victoria B. Bantz, Esq.